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                               November 1, 2021

       Matthew Nicosia
       Chief Executive Officer
       Vivakor, Inc.
       433 Lawndale Drive
       South Salt Lake City, UT 84115

                                                        Re: Vivakor, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2021
                                                            File No. 333-260075

       Dear Mr. Nicosia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note that your common stock is presently quoted on the OTC Pink and that you disclose on your
prospectus cover page and on page 25 that the selling stockholders intend to offer their shares
at prevailing market prices at the time of sale, at varying prices or at negotiated prices.
Please note that the OTC Pink marketplace is not considered an established market into
which selling stockholders may offer and sell their shares of common stock at other
than a fixed price. Accordingly, please revise your cover page disclosure, and make
corresponding changes elsewhere in the prospectus, to disclose a fixed price at which
the selling stockholders will offer and sell their shares until your shares are listed on a
national securities exchange or quoted on the OTC Bulletin Board,
                                                        OTCQX, or OTCQB, at
which time they may be sold at prevailing market prices or in
 Matthew Nicosia
FirstName  LastNameMatthew Nicosia
Vivakor, Inc.
Comapany 1,
November   NameVivakor,
              2021        Inc.
November
Page 2     1, 2021 Page 2
FirstName LastName
         privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.
Prospectus Summary, page 1

2. Please revise to clarify your disclosure that you expect to deploy two additional RPCs to
         Vernal, Utah with the proceeds from this offering, given that you will not receive any of the proceeds from the sale of the shares of common stock by selling stockholders.
Risk Factors
We may have difficulty raising additional capital, which could deprive us of necessary resources, and you may experience dilution..., page 12

3. Please disclose the number of shares of your common stock that are issuable upon conversion or exchange of outstanding securities, and describe the risk of dilution with respect to such potential issuances.
Executive Compensation, page 52

4. We note you disclose that you intend to adopt a new equity incentive plan prior to this offering that will authorize the issuance of 60,000,000 shares of common stock. Please file such equity incentive plan as an exhibit to your registration statement.
Description of Securities, page 60

5. Please expand your disclosure to describe the instances in which your Series A preferred stock may convert to common stock and whether the Series A preferred stock will convert to common stock in connection with this offering. In that regard we note you disclose on page 56 that your Series A preferred stock will convert into 25,000 shares of common stock in the event of a qualified offering and you disclose on page F-13 that such shares will convert to 25,000,000 shares of common stock in the event of a public offering.
Exhibits

6. We note counsel's statement in Exhibit 5.1 that they have relied as to certain matters on information obtained from officers of the company and other sources believed to be responsible Please have counsel identify the officers or sources and material matters upon which counsel relied.
7. Please file your license agreement with TBT Group, Inc. and temporary access license agreement with Tar Sands Holdings II, LLC or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
General

8. We note that Matt Nicosia, your Chief Executive Officer and Director, owns 100% of your Series A Preferred Stock and that each share of Series A Preferred Stock is entitled to 25 votes per share. Please disclose on your prospectus cover page and in your
 Matthew Nicosia
Vivakor, Inc.
November 1, 2021
Page 3
       prospectus summary the voting power controlled by Mr. Nicosia and include a risk factor discussing the percentage of voting control held by Mr. Nicosia and your executive officers.
9. We note that Article IX of your Amended and Restated Articles of Incorporation identifies the District Courts of the State of Nevada as the exclusive forum for certain litigation,
       including any    derivative action.    Please revise to disclose this
provision in your
       prospectus, and clarify whether this refers to state courts. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and to add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. .
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameMatthew Nicosia
                                                             Division of
Corporation Finance
Comapany NameVivakor, Inc.
                                                             Office of Energy &
Transportation
November 1, 2021 Page 3
cc:       Scott Linksy
FirstName LastName